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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MGO Securities Corp**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

24400 Chagrin Blvd. Ste 310

(No. and Street)

Beachwood	**OH**	**44122**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanine Solomon   216.619.9810

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd. Suite 510	**Independence**	**OH**	**44131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Paul Orchosky _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGO Securities Corp _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KATHLEEN DEAN
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
08-22-2021

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGO SECURITIES CORP.
DECEMBER 31, 2019

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of MGO Securities Corp.
Beachwood, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 rules, which are enumerated below and were agreed to by MGO Securities Corp. and the SIPC, solely to assist you and SIPC in evaluating MGO Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. MGO Securities Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2019, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Not applicable – there is no overpayment.

Independent Member

B K R
INTERNATIONAL
Firms In Principal Cities Worldwide

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants Inc.

Independence, Ohio
February 14, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*******1906*********************MIXED AADC 220
47814   FINRA   DEC
MGO SECURITIES CORP
24400 CHAGRIN BLVD STE 310
BEACHWOOD, OH 44122-5632
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeanine Solomon 216.619.9810

2. A. General Assessment (item 2e from page 2) $ 1,554

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (775)
       8|22|19
       Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   779

   E. Interest computed on late payment (see instruction E) for 23 days at 20% per annum   10

   F. Total assessment balance and interest due (or overpayment carried forward) $ 789

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑ $ 789
       Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MGO Securities Corp
(Name of Corporation, Partnership or other organization)

Ronald Gross
(Authorized Signature)

Dated the 28th day of January, 20 20.

Ronald S. Gross, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,036,293

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

  (2) Net loss from principal transactions in securities in trading accounts. _____

  (3) Net loss from principal transactions in commodities in trading accounts. _____

  (4) Interest and dividend expense deducted in determining item 2a. _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

  (7) Net loss from securities in investment accounts. _____

  Total additions _____

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

  (2) Revenues from commodity transactions. _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

  (4) Reimbursements for postage in connection with proxy solicitation. _____

  (5) Net gain from securities in investment accounts. _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  _____ _____

  (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii) _____

  Total deductions _____

2d. SIPC Net Operating Revenues $ 1,036,293

2e. General Assessment @ .0015 $ 1,554

(to page 1, line 2.A.)

2

MGO SECURITIES CORP.

AGREED-UPON PROCEDURES

DECEMBER 31, 2019

MGO SECURITIES CORP.

STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2019

Hobe & Lucas
Certified Public Accountants, Inc. _____

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
MGO Securities Corp.
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) MGO Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MGO Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) MGO Securities Corp. stated that MGO Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. MGO Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MGO Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Hobe & Lucas
Certified Public Accountants Inc.*

Independence, Ohio
February 14, 2020



MGO SECURITIES CORP.

EXEMPTION REPORT

DECEMBER 31, 2019

MGO Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1) Limited Business (mutual funds and/or variable annuities only).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MGO Securities Corp.

I, Paul J. Orchosky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Vice President and Chief Compliance Officer

February 10, 2020